Mark B. Weeks (650) 843-5011 mweeks@cooley.com	Via EDGAR

November 12, 2010

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	AcelRx Pharmaceuticals, Inc.

Registration Statement on Form S-1

CIK: 0001427925

Dear Sir or Madam:

On behalf of AcelRx Pharmaceuticals, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock with a proposed maximum aggregate offering price of $86,250,000 under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Registrant for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $6,149.63 was wired to the Securities and Exchange Commission on November 12, 2010, and verification of the receipt of said funds has been received from the SEC.

In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow via courier.

Please direct any questions or comments regarding this filing to me at (650) 843-5011 or Chadwick L. Mills at (650) 843-5654.

Sincerely,

/s/ Mark B. Weeks
Mark B. Weeks

cc:	Richard A. King, AcelRx Pharmaceuticals, Inc.

Chadwick L. Mills, Esq., Cooley LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM